Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-290665
and 333-290665-01

(To Prospectus dated December 8, 2025, Prospectus Supplement dated December 8, 2025 and
Product Supplement EQUITY MLI-1

dated December 8, 2025)

62,500 Units $10 principal amount per unit CUSIP No. 09712A180	Pricing Date Settlement Date Maturity Date	August 26, 2026 September 2, 2026 September 4, 2029

BofA Finance LLC

Autocallable Participation Notes Linked to the iShares® Core S&P Small-Cap ETF

Fully and Unconditionally Guaranteed by Bank of America Corporation

■Maturity of approximately three years, if not called prior to maturity

■Automatic call of the notes at $10.94 per unit if the Closing Market Price of the Underlying Fund is equal to or greater than the Starting Value on the Call Observation Date

■The Call Observation Date will occur approximately one year after the pricing date

■If the notes are not called, at maturity:

■If the Ending Value of the Underlying Fund is equal to or greater than 90.00% of the Starting Value, you will receive 1-to-1 exposure to increases in the Underlying Fund from 90.00% of the Starting Value

■If the Ending Value of the Underlying Fund is less than 90.00% of the Starting Value, 1-to-1 downside exposure to decreases in the Underlying Fund beyond 90% of the Starting Value, with up to 90.00% of your principal at risk

■All payments are subject to the credit risk of BofA Finance LLC, as issuer of the notes, and the credit risk of Bank of America Corporation, as guarantor of the notes

■No periodic interest payments

■Limited secondary market liquidity, with no exchange listing

The notes are being issued by BofA Finance LLC (“BofA Finance”) and are fully and unconditionally guaranteed by Bank of America Corporation (“BAC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-7 of this term sheet, page PS-6 of the accompanying product supplement, page S-6 of the accompanying Series A MTN prospectus supplement and page 7 of the accompanying prospectus.

The initial estimated value of the notes as of the pricing date is $9.715 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-13 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price	$10.00	$625,000.00
Underwriting discount(1)	$0.15	$9,375.00
	$0.05	$3,125.00
Proceeds, before expenses, to BofA Finance	$9.80	$612,500.00

(1)The underwriting discount reflects a sales commission of $0.15 per unit and a structuring fee of $0.05 per unit.

The notes and the related guarantee:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

August 26, 2026

Autocallable Participation Notes Linked to the iShares® Core S&P Small-Cap ETF, due September 4, 2029

Summary

The Autocallable Participation Notes Linked to the iShares® Core S&P Small-Cap ETF, due September 4, 2029 (the “notes”) are our senior unsecured debt securities. Payments on the notes are fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally in right of payment with all of BofA Finance's other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law. The guarantee will rank equally in right of payment with all of BAC’s other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law, and senior to its subordinated obligations. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor. The notes will be automatically called at the Call Amount if the Observation Value of the Market Measure, which is the iShares® Core S&P Small-Cap ETF (the “Underlying Fund”), is equal to or greater than the Call Value on the Call Observation Date. No further amounts will be payable with respect to the notes following an automatic call. If the notes are not called, at maturity, if the Ending Value is equal to or greater than the Threshold Value, the notes provide you with 1-to-1 exposure to increases in the Underlying Fund from the Threshold Value. If the Ending Value is less than the Threshold Value, your notes are subject to 1-to-1 downside exposure to decreases in the Underlying Fund beyond the Threshold Value, with up to 90.00% of the principal amount at risk. All payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Underlying Fund, subject to our and BAC’s credit risk. See “Terms of the Notes” below.

The economic terms of the notes (including the Call Amount and the Call Premium) are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities.  This difference in funding rate, as well as the underwriting discount and costs associated with hedging the notes, reduced the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you are paying to purchase the notes is greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value for the notes.  This initial estimated value was determined based on our, BAC’s and our other affiliates’ pricing models, which take into consideration BAC’s internal funding rate and the market prices for the hedging arrangements related to the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-13.

Terms of the Notes
Issuer:	BofA Finance LLC (“BofA Finance”)	Call Settlement Date:

Approximately the fifth business day following the Call Observation Date, subject to postponement if the Call Observation Date is postponed, as described on page PS-30 of the accompanying product supplement.

Guarantor:	Bank of America Corporation (“BAC”)	Call Premium:	$0.94 per unit if called on the Call Observation Date (which represents a return of 9.40% over the principal amount).
Principal Amount:	$10.00 per unit	Ending Value:

The Closing Market Price of the Market Measure on the Final Calculation Day multiplied by its Price Multiplier on that day. The scheduled calculation day is subject to postponement in the event of Market Disruption Events and non-Market Measure Business Days, as described beginning on page PS-30 of the accompanying product supplement.

Term:	Approximately three years, if not called	Threshold Value:	$132.09 (90.00% of the Starting Value, rounded to two decimal places).
Market Measure:	The iShares® Core S&P Small-Cap ETF (Bloomberg symbol: “IJR”)	Participation Rate:	100.00%.
Starting Value:	$146.77	Final Calculation Day / Maturity Valuation Period:	August 27, 2029
Observation Value:	The Closing Market Price of the Market Measure on the Call Observation Date multiplied by its Price Multiplier on that day.	Price Multiplier:	1, subject to adjustments for certain events relating to the Underlying Fund described beginning on PS-32 of the accompanying product supplement.
		Fees and Charges:	The underwriting discount of $0.20 per unit listed on the cover page.
Call Observation Date:

September 2, 2027, approximately one year after the pricing date. The Call Observation Date is subject to postponement in the event of Market Disruption Events and non-Market Measure Business Days, as described beginning on page PS-29 of the accompanying product supplement.

		Calculation Agent:	BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance.
Call Value: Call Amount (per Unit):	$146.77 (100.00% of the Starting Value.) $10.94 if called on the Call Observation Date.	Event of Default:

Events of default are defined in the senior indenture. Subject to the below paragraph, if such event occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the senior indenture will be equal to the Redemption Amount described under the caption “Determining Payment on the Notes—Redemption Amount Determination” determined as if the date of acceleration were the maturity date of the notes and as if the Final Calculation Day were the fifth Market Measure Business Day prior to the date of acceleration.

If, however, an event of default occurs on or prior to the Call Observation Date, then the payment on the notes will be determined as described in “Determining Payment on the Notes—Automatic Call Provision” as if the next scheduled Call Observation Date were the fifth Market Measure Business Day prior to the date of acceleration, provided that the applicable Observation Value as of that date is greater than or equal to the Call Value. In such case, the calculation agent shall pro-rate the Call Premium and Call Amount according to the period of time elapsed between the settlement date of the notes and the date of acceleration. For the avoidance of doubt, if the Observation Value of the Market Measure as of that date is less than the Call Value, the payment on the notes will be calculated as set forth in the prior paragraph.

Autocallable Participation Notes	TS-2

Autocallable Participation Notes Linked to the iShares® Core S&P Small-Cap ETF, due September 4, 2029

Determining Payment on the Notes

Automatic Call Provision

The notes will be called automatically if the Observation Value on the Call Observation Date is equal to or greater than the Call Value. If the notes are called, you will receive $10 per unit plus the Call Premium on the Call Settlement Date.

Redemption Amount Determination

If the notes are not automatically called, on the maturity date, you will receive a cash payment per unit determined as follows:

In this case, you will receive a Redemption Amount that is

less, and possibly significantly less, than the Principal

Amount per unit.

Autocallable Participation Notes	TS-3

Autocallable Participation Notes Linked to the iShares® Core S&P Small-Cap ETF, due September 4, 2029

The terms and risks of the notes are contained in this term sheet and in the following:

■Product supplement EQUITY MLI-1 dated December 8, 2025:

https://www.sec.gov/Archives/edgar/data/70858/000119312525311325/d19794d424b2.htm

■Series A MTN prospectus supplement dated December 8, 2025 and prospectus dated December 8, 2025:
https://www.sec.gov/Archives/edgar/data/70858/000119312525310920/d51586d424b3.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") or BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us, BAC and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Certain terms used but not defined in this term sheet have the meanings set forth in the accompanying product supplement, the accompanying prospectus supplement and the accompanying prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

■You are willing to receive a return on your investment capped at the Call Premium if the Observation Value on the Call Observation Date is equal to or greater than the Call Value.

■You anticipate that the notes will be automatically called or that the Ending Value will be greater than the Threshold Value.

■You are willing to risk a loss of principal and a negative return on the notes if the notes are not automatically called and the Underlying Fund decreases from the Starting Value to an Ending Value that is below the Threshold Value.

■You are willing to forgo the interest payments that are paid on conventional interest-bearing debt securities.

■You are willing to forgo dividends or other benefits of owning the Underlying Fund or the assets held by the Underlying Fund.

■You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our and BAC’s actual and perceived creditworthiness, BAC’s internal funding rate and fees and charges on the notes.

■You are willing to assume our credit risk, as issuer of the notes, and BAC’s credit risk, as guarantor of the notes, for all payments under the notes, including the Redemption Amount.

■You want to hold your notes for the full term.

■You believe that the notes will not be automatically called, the Underlying Fund will decrease from the Starting Value to an Ending Value that is below the Threshold Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

■You seek 100% principal repayment or preservation of capital.

■You seek interest payments or other current income on your investment.

■You want to receive dividends or benefits of owning the Underlying Fund or the assets held by the Underlying Fund.

■You seek an investment for which there will be a liquid secondary market.

■You are unwilling or are unable to take market risk on the notes, to take our credit risk, as issuer of the notes, or to take BAC’s credit risk, as guarantor of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Autocallable Participation Notes	TS-4

Autocallable Participation Notes Linked to the iShares® Core S&P Small-Cap ETF, due September 4, 2029

Hypothetical Payout Profile and Examples of Payments at Maturity

The below graph is based on hypothetical numbers and values. The graph below shows a payout profile at maturity, which would only apply if the notes are not called on the Call Observation Date.

Autocallable Participation Notes

100.00%
80.00%
60.00%
40.00%
20.00%
0.00%
-20.00%
-40.00%
-60.00%
-80.00%
-100.00%
-100%
-75%
-50%
-25%
0%
25%
50%
75%
100%
Return of the Market Measure
Return on the Notes

This graph reflects the returns on the notes, based on the Participation Rate of 100.00% and the Threshold Value of 90% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Underlying Fund, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes, assuming the notes are not called on the Call Observation Date. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100.00, a hypothetical Threshold Value of 90.00, the Participation Rate of 100.00% and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value and Ending Value, whether the notes are called on the Call Observation Date and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual prices of the Market Measure, see “The Underlying Fund” section below. The Ending Value of the Underlying Fund will not include any income generated by dividends paid on the Underlying Fund, which you would otherwise be entitled to receive if you invested in the Underlying Fund directly. In addition, all payments on the notes are subject to issuer and guarantor credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$1.00	-90.00%
50.00	-50.00%	$6.00	-40.00%
60.00	-40.00%	$7.00	-30.00%
70.00	-30.00%	$8.00	-20.00%
80.00	-20.00%	$9.00	-10.00%
89.00	-11.00%	$9.90	-1.00%
90.00(1)	-10.00%	$10.00	0.00%
95.00	-5.00%	$10.50	5.00%
97.00	-3.00%	$10.70	7.00%
100.00(2)	0.00%	$11.00	10.00%
110.00	10.00%	$12.00	20.00%
120.00	20.00%	$13.00	30.00%
130.00	30.00%	$14.00	40.00%
140.00	40.00%	$15.00	50.00%
150.00	50.00%	$16.00	60.00%

(1)This is the hypothetical Threshold Value.

(2)The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value for the Market Measure is set forth on page TS-2 above.

Autocallable Participation Notes	TS-5

Autocallable Participation Notes Linked to the iShares® Core S&P Small-Cap ETF, due September 4, 2029

Redemption Amount Calculation Examples

Example 1
The Ending Value is 70.00, or 70.00% of the Starting Value:
Starting Value:100.00
Threshold Value:90.00
Ending Value:70.00
= $8.00 Redemption Amount per unit
Example 2
The Ending Value is 97.00, or 97.00% of the Starting Value:
Starting Value:100.00
Threshold Value:90.00
Ending Value:97.00
= $10.70 Redemption Amount per unit
Example 3
The Ending Value is 110.00, or 110.00% of the Starting Value:
Starting Value:100.00 Threshold Value:90.00
Ending Value:110.00
= $12.00 Redemption Amount per unit

Autocallable Participation Notes	TS-6

Autocallable Participation Notes Linked to the iShares® Core S&P Small-Cap ETF, due September 4, 2029

Risk Factors

There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-6 of the product supplement, page S-6 of the Series A MTN prospectus supplement, and page 7 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Structure-related Risks

■There is no fixed principal repayment amount on the notes at maturity. If the notes are not automatically called and the Ending Value is less than the Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes, depending on the performance of the Market Measure.

■Payments on the notes will not reflect changes in the value of the Underlying Fund other than on the Call Observation Date or the Final Calculation Day. As a result, even if the price of the Underlying Fund increases during the term of the notes, you will not receive the Call Amount if the Observation Value on the Call Observation Date is less than the Call Value. Similarly, you will receive a Redemption Amount that is less than the principal amount if the Ending Value is less than the Threshold Value on the Final Calculation Day, even if the price of the Underlying Fund was greater than the Threshold Value prior to such Final Calculation Day.

■Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

■If the notes are called, your investment return is limited to the return represented by the Call Premium. If, on the Call Observation Date, the Observation Value is greater than or equal to the Call Value, we will automatically call the notes. If the notes are automatically called, your return will be limited to the Call Premium, regardless of the extent of the increase in the value of the Underlying Fund.

■If the notes are called, you will be subject to reinvestment risk.

■Payments on the notes are subject to our credit risk, and the credit risk of BAC, and actual or perceived changes in our or BAC’s creditworthiness are expected to affect the value of the notes. If we and BAC become insolvent or are unable to pay our respective obligations, you may lose your entire investment.

■Your investment return may be less than a comparable investment directly in the Underlying Fund or the stocks included in the Underlying Fund.

■We are a finance subsidiary and, as such, will have limited assets and operations.

■BAC’s obligations under its guarantee of the notes will be structurally subordinated to liabilities of its subsidiaries.

■The notes issued by us will not have the benefit of any cross-default or cross-acceleration with other indebtedness of BofA Finance or BAC; events of bankruptcy or insolvency or resolution proceedings relating to BAC and covenant breach by BAC will not constitute an event of default with respect to the notes.

Valuation- and Market-related Risks

■The initial estimated value of the notes considers certain assumptions and variables and relies in part on certain forecasts about future events, which may prove to be incorrect. The initial estimated value of the notes is an estimate only, determined as of the pricing date by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, and those of BAC, BAC’s internal funding rate on the pricing date, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes.  These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

■The public offering price you are paying for the notes exceeds the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value.  This is due to, among other things, changes in the price of the Underlying Fund, changes in BAC’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and costs associated with hedging the notes, all as further described in “Structuring the Notes” on page TS-13. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

■The initial estimated value does not represent a minimum or maximum price at which we, BAC, MLPF&S, BofAS or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Underlying Fund, our and BAC’s creditworthiness and changes in market conditions.

■A trading market is not expected to develop for the notes. None of us, BAC, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Autocallable Participation Notes	TS-7

Autocallable Participation Notes Linked to the iShares® Core S&P Small-Cap ETF, due September 4, 2029

Conflict-related Risks

■BAC and its affiliates’ hedging and trading activities (including trades in shares of the Underlying Fund or the assets included in the Underlying Fund) and any hedging and trading activities BAC or its affiliates engage in that are not for your account or on your behalf, may affect the market value and return of the notes and may create conflicts of interest with you.

■There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.  We have the right to appoint and remove the calculation agent.

Market Measure-related Risks

■The sponsor and investment advisor of the Underlying Fund may adjust the Underlying Fund in a way that could adversely affect the value of the notes and the amount payable on the notes, and these entities have no obligation to consider your interests.

■The sponsor of the S&P SmallCap 600® Index (the “Underlying Index”), described below, may adjust the Underlying Index in a way that affects its level, and has no obligation to consider your interests.

■You will have no rights of a holder of the Underlying Fund or the securities held by the Underlying Fund, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

■While BAC and our other affiliates may from time to time own securities of companies included in the Underlying Fund, we, BAC and our other affiliates do not control any company included in the Underlying Fund, and have not verified any disclosure made by any other company.

■There are liquidity and management risks associated with the Underlying Fund.

■The performance of the Underlying Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Underlying Fund, especially during periods of market volatility when the liquidity and the market price of shares of the Underlying Fund and/or securities held by the Underlying Fund may be adversely affected, sometimes materially.

■The payments on the notes will not be adjusted for all corporate events that could affect the Underlying Fund. See “Description of the Notes—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” beginning on page PS-32 of the accompanying product supplement.

Tax-related Risks

■The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.  See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-48 of the accompanying product supplement.

Additional Risk Factors

■The Notes are subject to risks associated with small-size capitalization companies. The stocks comprising the Underlying Fund are issued by companies with small-sized market capitalization. The stock prices of small-size companies may be more volatile than stock prices of large capitalization companies. Small-size capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small-size capitalization companies may also be more susceptible to adverse developments related to their products or services.

Autocallable Participation Notes	TS-8

Autocallable Participation Notes Linked to the iShares® Core S&P Small-Cap ETF, due September 4, 2029

The Underlying Fund

All disclosures contained in this term sheet regarding the Underlying Fund, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by BlackRock Fund Advisors (“BFA”), the investment advisor of the IJR (the “Investment Advisor”). The advisor, which licenses the copyright and all other rights to the Underlying Fund, has no obligation to continue to publish, and may discontinue publication of, the Underlying Fund. The consequences of the advisor discontinuing publication of the Underlying Fund are discussed in the section entitled “Description of the Notes – Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds—Discontinuance of or Material Change to an Underlying Fund” beginning on page PS-39 of the accompanying product supplement.  None of us, BAC, the calculation agent, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance, or publication of the Underlying Fund or any successor underlying fund.

The shares of the iShares® Core S&P Small-Cap ETF are issued by iShares Trust, a registered investment advisor. BlackRock Fund Advisors (“BFA”) is the investment advisor to the IJR. The IJR seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P SmallCap 600® Index (“SML”), its underlying index. The SML measures the performance of the small-capitalization sector of the U.S. equity market. These amounts, net of expenses and taxes (if applicable), are passed along to the IJR’s shareholders as “ordinary income.” In addition, the IJR realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.” However, because the Notes are linked only to the share price of the IJR, you will not be entitled to receive income, dividend, or capital gain distributions from the IJR or any equivalent payments. The shares of the iShares® Core S&P Small-Cap ETF trade on the NYSE Arca under the symbol “IJR”.

The shares of the IJR are registered under the Securities Exchange Act of 1934, as amended. Accordingly, information filed with the SEC relating to the IJR, including its periodic financial reports, may be found on the SEC website.

Investment Objective and Strategy

The IJR seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the SML. The IJR’s investment objective and the SML may be changed at any time without shareholder approval. Notwithstanding the IJR’s investment objective, the return on your Notes will not reflect any dividends paid on the shares of the IJR or on the securities that comprise the SML.

The return on your Notes is linked to the performance of the IJR, and not to the performance of the SML on which the IJR is based. Although the IJR seeks results that correspond generally to the performance of the SML, the IJR follows a strategy of “representative sampling,” which means that the IJR’s holdings do not identically correspond to the holdings and weightings of the SML, and may significantly diverge from the SML. Additionally, when the IJR purchases securities not held by the SML, the IJR may be exposed to additional risks, such as counterparty credit risk or liquidity risk, to which the SML components are not exposed. Therefore, the IJR will not directly track the performance of the SML and there may be significant variation between the performance of the IJR and the SML.

Representative Sampling

BFA uses a representative sampling strategy to track the SML. Representative sampling is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to that of the SML. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the SML. The IJR may or may not hold all of the securities that are included in the SML.

The IJR generally will invest at least 80% of its assets in the component securities of the SML and may invest up to 20% of its assets in certain futures, options and swap contracts, cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates, as well as in securities not included in the SML, but which BFA believes will help the IJR track the SML. Cash and cash equivalent investments associated with a derivative position will be treated as part of that position for the purposes of calculating investments included in the SML. Also, the IJR may lend securities representing up to one-third of the value of the IJR’s total assets (including the value of the collateral received).

The S&P SmallCap 600® Index

The SML is a float-adjusted market capitalization weighted index designed to measure the performance of 600 small-sized companies in the U.S.. The SML was constructed to be an efficient benchmark made up of small-sized companies that meet investability and financial viability criteria. The calculation of the level of the SML is based on the relative value of the aggregate market value of the common stocks of 600 small-sized companies as of a particular time compared to the aggregate average market value of the common stocks of 600 similar companies on the base date of December 31, 1993.

The SML includes companies from eleven main groups: Communication Services; Consumer Discretionary; Consumer Staples; Energy; Financials; Health Care; Industrials; Information Technology; Real Estate; Materials; and Utilities. The index sponsor may from time to time, in its sole discretion, add companies to, or delete companies from, the SML to achieve the objectives stated above.

The index sponsor calculates the SML by reference to the prices of the constituent stocks of the SML without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the SML constituent stocks and received the dividends paid on those stocks.

Computation of the Index

Autocallable Participation Notes	TS-9

Autocallable Participation Notes Linked to the iShares® Core S&P Small-Cap ETF, due September 4, 2029

While the index sponsor currently employs the following methodology to calculate the SML, no assurance can be given that the index sponsor will not modify or change this methodology in a manner that may affect the Redemption Amount.

Historically, the market value of any component stock of the SML was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, the index sponsor began shifting the SML halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the SML to full float adjustment on September 16, 2005. The index sponsor’s criteria for selecting stocks for the SML did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the SML.

Under float adjustment, the share counts used in calculating the SML reflect only those shares that are available to investors, not all of a company’s outstanding shares.  Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the SML.  Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings.  However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares, are normally part of the float unless those shares form a control block.  If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding.  Available float shares are defined as the total shares outstanding less shares held by control holders.  This calculation is subject to a 5% minimum threshold for control blocks.  For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, the index sponsor would assign that company an IWF of 1.00, as no control group meets the 5% threshold.  However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, the index sponsor would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control.  As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the SML. Constituents of the SML prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the SML. If a constituent company of the SML reorganizes into a multiple share class line structure, that company will remain in the SML at the discretion of the S&P Index Committee in order to minimize turnover.

The SML is calculated using a base-weighted aggregate methodology. The level of the SML reflects the total market value of all component stocks relative to the base date of December 31, 1993. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base date of December 31, 1993 has been set to an indexed level of 100. In practice, the daily calculation of the SML is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SML, it serves as a link to the original base period level of the SML. The index divisor keeps the SML comparable over time and is the manipulation point for all adjustments to the SML, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SML, and do not require index divisor adjustments.

To prevent the level of the SML from changing due to corporate actions, corporate actions which affect the total market value of the SML require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SML remains constant and does not reflect the corporate actions of individual companies in the SML. Index divisor adjustments are made after the close of trading and after the calculation of the SML closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. Share changes due to mergers or acquisitions of publicly held companies that trade on a major exchange are implemented when the transaction occurs, even if both of the companies are not in the same headline index, and regardless of the size of the change. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at-the-market offerings, or other recapitalizations) are made weekly and are announced on Fridays for implementation after the close of trading on the following Friday. Changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

If a change in a company’s shares outstanding of 5.00% or more causes a company’s IWF to change by five percentage points or more, the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case by case basis.

Autocallable Participation Notes	TS-10

Autocallable Participation Notes Linked to the iShares® Core S&P Small-Cap ETF, due September 4, 2029

The following graph shows the daily historical performance of the Underlying Fund in the period from January 1, 2016 through August 26, 2026.  We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the Closing Market Price of the Underlying Fund was $146.77.

Historical Performance of the Underlying Fund

This historical data on the Underlying Fund is not necessarily indicative of the future performance of the Underlying Fund or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Underlying Fund during any period set forth above is not an indication that the price per share of the Underlying Fund is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Underlying Fund.

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Autocallable Participation Notes Linked to the iShares® Core S&P Small-Cap ETF, due September 4, 2029

Supplement to the Plan of Distribution; Conflicts of Interest

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

MLPF&S will purchase the notes from BofAS for resale, and it will receive a discount in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

We will pay a fee to LFT Securities, LLC for providing certain electronic platform services with respect to this offering, which will reduce the economic terms of the notes to you. An affiliate of BofAS has an ownership interest in LFT Securities, LLC.

MLPF&S and BofAS, each a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent, in the case of BofAS, and as dealer, in the case of MLPF&S, in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. Neither BofAS nor MLPF&S may make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 10,000 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Fund and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we or any of our affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on BofAS’s estimate of the value of the notes if BofAS or another of our affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

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Autocallable Participation Notes Linked to the iShares® Core S&P Small-Cap ETF, due September 4, 2029

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Underlying Fund.  The related guarantees are BAC’s obligations. As is the case for all of our debt securities, including our and BAC’s respective market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing.  In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This rate, which we refer to in this term sheet as BAC’s internal funding rate, is typically lower than the rate BAC would pay when it issues conventional fixed or floating rate debt securities. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the performance of the Underlying Fund and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, including BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlying Fund, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements. These hedging arrangements are expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but could also result in a loss.

For further information, see “Risk Factors” beginning on page PS-6 and “Use of Proceeds” on page PS-27 of the accompanying product supplement.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to BofA Finance and BAC, when the trustee has made the appropriate entries or notations on Schedule 1 to the master global note that represents the notes (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BofA Finance, and the notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of BofA Finance, and the related guarantee will be a valid and binding obligation of BAC, in each case, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Delaware Limited Liability Company Act, the Delaware General Corporation Law and the laws of the State of New York as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and due authentication of the Master Note and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated October 1, 2025 which has been filed as Exhibit 5.3 to the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on October 1, 2025.

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Autocallable Participation Notes Linked to the iShares® Core S&P Small-Cap ETF, due September 4, 2029

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

■There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

■You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a callable single financial contract with respect to the Underlying Fund.

■Under this characterization and tax treatment of the notes, a U.S. Holder (as defined on page 76 of the prospectus) generally will recognize capital gain or loss upon maturity or upon a sale, exchange or redemption of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

■No assurance can be given that the Internal Revenue Service (“IRS”) or any court will agree with this characterization and tax treatment.

■In addition, there may exist a risk that an investment in the notes will be treated, in whole or in part, as a “constructive ownership transaction” to which Section 1260 of the Code applies. If Section 1260 of the Code applies, all or a portion of any long-term capital gain recognized by a U.S. Holder in respect of the notes will be recharacterized as ordinary income. Because the application of the constructive ownership rules is unclear you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the notes.

■Under current IRS guidance, withholding on “dividend equivalent” payments (as discussed in the product supplement), if any, will not apply to notes that are issued as of the date of this term sheet unless such notes are “delta-one” instruments.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-48 of the accompanying product supplement.

Where You Can Find More Information

We and BAC have filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents relating to this offering that we and BAC have filed with the SEC, for more complete information about us, BAC and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

Autocallable Participation Notes	TS-14